Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated February 23, 2007

TERM SHEET

(To product supplement BFN-1, dated February 21, 2007, MTN

prospectus supplement, general prospectus supplement and

prospectus, each dated March 31, 2006)

Term Sheet Number:

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Buffered Return Notes

Linked to the Dow Jones Industrial AverageSM price-weighted index

due December     , 2010

(the “Notes”)

$1,000 original public offering price per unit

Summary:	The Notes are designed for investors who believe that the Dow Jones Industrial Average price-weighted index (index symbol “INDU”) (the “Index”) will appreciate from the starting value of the Index on the pricing date to the ending value of the Index on the valuation date, shortly before the maturity date.

Maturity Date:	Expected to be December , 2010. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March, the settlement date may occur in February or March and the maturity date may occur in November or December. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Settlement Date:	Expected to be March , 2007.

Payment on the Maturity Date:	On the maturity date, you will receive a payment per unit equal to: (i) If the Ending Value is greater than or equal to the Starting Value:

$1,000 +	[	$1,000 x	(	Ending Value–Starting Value	)	x 100%	]	;
Starting Value

(ii)    If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the $1,000 original public offering price per unit; or

(iii)  If the Ending Value is less than the Threshold Value:

[	$1,000 x	(	Ending Value	x 100%	)	]	+ 200
Starting Value

as described in this term sheet and accompanying product supplement. If the level of the Index has decreased below the Threshold Value, you may receive less, and possibly significantly less, than the $1,000 initial public offering price per unit. The Redemption Amount cannot be lower than $200 per unit.

Starting Value:	The Starting Value will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the term sheet made available in connection with sale of the Notes.

Ending Value:	The closing level of the Index on the Valuation Date, provided if there is a disruption in the stocks included in the Index or certain futures and options contracts relating to the Index on the Valuation Date, the Ending Value will be the closing level of the Index on the next scheduled Index Business Day, as more fully described in the product supplement no. BFN-1.

Valuation Date:	The Valuation Date will be the fifth scheduled Index Business Day prior to the maturity date. The actual Valuation Date will be set forth in the term sheet made available in connection with sales of the Notes.

Threshold Value:	The Threshold Value is 80% of the Starting Value.

Initial Public Offering Price Per Unit:	$1,000

Listing:	The Notes will not be listed on any securities exchange.

CUSIP:

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. BFN-1, pages S-3 to S-4 of the MTN prospectus supplement and “Risk Factors” beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this term sheet is March     , 2007.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner and Smith Incorporated. The Notes based on the Dow Jones Industrial AverageSM price-weighted index are not sponsored, endorsed, sold or promoted by Dow Jones.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. BFN-1 and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. BFN-1 dated February 21, 2007:
http://www.sec.gov/Archives/edgar/data/65100/000119312507036120/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. BFN-1 and this term sheet if you so request by calling toll-free 1-866-500-5408.

Summary Information

This summary includes questions and answers that highlight certain information regarding the Buffered Return Notes Linked to the Dow Jones Industrial AverageSM price-weighted index (the “Notes”). You should carefully review this term sheet and the additional documents listed above under “Additional Terms Specific to the Notes” to fully understand the terms of the Notes, the Dow Jones Industrial Average price-weighted index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in the product supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on a date specified in the applicable term sheet. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with an original public offering price that will be specified in the applicable term sheet. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal:

(i) If the Ending Value is greater than or equal to the Starting Value:

$1,000 +	[	$1,000 x	(	Ending Value–Starting Value	)	x 100%	]	;
Starting Value

(ii) If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the $1,000 original public offering price per unit; or

(iii) If the Ending Value is less than the Threshold Value:

[	$1,000 x	(	Ending Value	x 100%	)	]	+ 200
Starting Value

The “Starting Value” will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). The actual Starting Value will be determined on the Pricing Date and set forth in the applicable term sheet made available in connection with sales of the Notes.

The “Ending Value” will equal the closing level of the Index on the Valuation Date. If there is a disruption in the stocks included in the Index or certain futures and options contracts relating to the Index on the Valuation Date, the Ending Value will be the closing level of the Index on the next scheduled Index Business Day, as more fully described in the product supplement no. BFN-1.

The “Threshold Value” is 80% of the Starting Value.

The “Valuation Date” will be the fifth scheduled Index Business Day prior to the maturity date.

An “Index Business Day” means any day on which the New York Stock Exchange, the American Stock Exchange and The Nasdaq Stock Market are open for trading and the Index or any successor index is calculated and published.

In the event that the Ending Value is less than the Threshold Value, the amount you receive on the maturity date will be less, and possibly significantly less, than the $1,000 original public offering price per unit. A decline in the Index below the Threshold Value will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 100% of the decline in excess of 20%, but in no event will the Redemption Amount be less than $200 per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in the product supplement no. BFN-1.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are seeking leveraged exposure to increases in the level of the Index, willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept less than the $1,000 original public offering price per unit on the maturity date if the Ending Value is less than the Threshold Value on the Valuation Date.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this product supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $1,000 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. The following is an overview of certain of the risks involved in investing in the Notes. You should carefully review the “Risk Factors” section contained in the product supplement no. BFN-1, dated February 21, 2007 and the MTN prospectus supplement.

•	Your investment in the Notes may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return on the Notes will not reflect the return on a direct investment in the stocks included in the Index.

•

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	Dow Jones or the editors of the WSJ may adjust the Index in a way that affects its level, and neither Dow Jones nor the editors of the WSJ have an obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Amounts payable on the Notes may be limited by state law.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 12,767.60, the closing level of the Index on February 16, 2007, and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.13% per annum, as more fully described below.

The table below includes a Threshold Value of 80%.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of Index Components (1)(2)
2,553.52	-80.00%	$400.00	-60.00%	-23.00%	-32.01%
3,830.28	-70.00%	$500.00	-50.00%	-17.66%	-24.98%
5,107.04	-60.00%	$600.00	-40.00%	-13.17%	-19.43%
6,383.80	-50.00%	$700.00	-30.00%	-9.29%	-14.76%
7,660.56	-40.00%	$800.00	-20.00%	-5.86%	-10.68%
8,937.32	-30.00%	$900.00	-10.00%	-2.79%	-7.03%
10,214.08	-20.00%	$1,000.00	0.00%	0.00%	-3.71%
11,490.84	-10.00%	$1,000.00	0.00%	0.00%	-0.66%
12,767.60 (3)	0.00%	$1,000.00	0.00%	0.00%	2.18%
14,044.36	10.00%	$1,100.00	10.00%	2.56%	4.83%
15,321.12	20.00%	$1,200.00	20.00%	4.92%	7.33%
16,597.88	30.00%	$1,300.00	30.00%	7.12%	9.70%
17,874.64	40.00%	$1,400.00	40.00%	9.18%	11.96%
19,151.40	50.00%	$1,500.00	50.00%	11.11%	14.11%
20,428.16	60.00%	$1,600.00	60.00%	12.93%	16.17%
21,704.92	70.00%	$1,700.00	70.00%	14.66%	18.15%
22,981.68	80.00%	$1,800.00	80.00%	16.30%	20.05%

(1)            The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 22, 2007 to November 22, 2010, a term expected to be equal to that of the Notes.

(2)            This rate of return assumes:

(a)            a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)            a constant dividend yield of 2.13% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)            no transaction fees or expenses.

(3)            This is the hypothetical Starting Value. The actual Starting Value will be set forth in the term sheet made available in connection with sale of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

The Index

All disclosure contained in this product supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

The level of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Dow Jones Industrial Average price-weighted index based on publicly available information on February 16, 2007.

Ticker	Issuer of Component Stock (1)	Price per Share	Total Shares Outstanding(2)	Market Capitalization

MMM	3M Co.	76.84	734,363,000	56,428,452,920
AA	Alcoa Inc.	34.78	869,537,000	30,242,496,860
MO	Altria Group Inc	86.20	2,095,881,000	180,664,942,200
AIG	American International Group Inc.	69.56	2,599,721,000	180,836,592,760
AXP	American Express Co.	59.02	1,204,774,000	71,105,761,480
T	AT&T Inc.	37.48	6,259,792,000	234,617,004,160
BA	Boeing Co.	90.94	789,265,000	71,775,759,100
CAT	Caterpillar Inc.	67.67	650,534,000	44,021,635,780
C	Citigroup Inc.	54.10	4,912,000,000	265,739,200,000
KO	The Coca-Cola Co.	47.87	2,343,796,000	112,197,514,520
DD	EI Du Pont de Nemours & Co.	52.47	919,804,000	48,262,115,880
XOM	Exxon Mobil Corp.	75.29	5,832,488,000	439,128,021,520
GE	General Electric Co.	35.87	10,423,420,000	373,888,075,400
GM	General Motors Corp.	36.34	565,611,000	20,554,303,740
HPQ	Hewlett-Packard Co.	42.77	2,720,808,000	116,368,958,160
HD	Home Depot Inc.	41.44	2,040,871,000	84,573,694,240
HON	Honeywell International Inc.	47.83	799,928,000	38,260,556,240
INTC	Intel Corp.	21.23	5,766,000,000	122,412,180,000
IBM	International Business Machines Corp.	98.99	1,506,352,000	149,113,784,480
JNJ	Johnson & Johnson	65.51	2,899,355,000	189,936,746,050
JPM	JPMorgan Chase & Co.	51.25	3,461,700,000	177,412,125,000
MCD	McDonald’s Corp.	45.32	1,236,749,000	56,049,464,680
MRK	Merck & Co. Inc.	44.28	2,171,003,000	96,132,012,840
MSFT	Microsoft Corp.	28.74	9,792,314,000	281,431,104,360
PFE	Pfizer Inc.	26.30	7,210,445,000	189,634,703,500
PG	Procter & Gamble Co.	65.07	3,155,384,000	205,320,836,880
UTX	United Technologies Corp.	68.68	995,786,000	68,390,582,480
VZ	Verizon Communications Inc.	38.50	2,919,515,000	112,401,327,500
WMT	Wal-Mart Stores Inc.	48.48	4,168,025,000	202,065,852,000
DIS	Walt Disney Co.	34.89	2,048,427,000	71,469,618,030

			Total Market Cap	4,290,435,422,760
			Average Market Cap	143,014,514,092

(1)	The inclusion of a component stock in the Dow Jones Industrial Average price-weighted index should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial Average price-weighted index or any component stock included in the Dow Jones Industrial Average price-weighted index. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial Average price-weighted index or any dividends paid on those stocks.
(2)	Information obtained from Bloomberg Financial Markets.

Historical Data

The following table sets forth the closing level of the Index at the end of each month in the period from January 2002 through January 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9,920.00	8,053.81	10,488.07	10,489.94	10,864.86	12,621.69
February	10,106.13	7,891.08	10,583.92	10,766.23	10,993.41
March	10,403.94	7,992.13	10,357.70	10,503.76	11,109.32
April	9,946.22	8,480.09	10,225.57	10,192.51	11,367.14
May	9,925.25	8,850.26	10,188.45	10,467.48	11,168.31
June	9,243.26	8,985.44	10,435.48	10,274.97	11,150.22
July	8,736.59	9,233.80	10,139.71	10,640.91	11,185.68
August	8,663.50	9,415.82	10,173.92	10,481.60	11,381.15
September	7,591.93	9,275.06	10,080.27	10,568.70	11,679.07
October	8,397.03	9,801.12	10,027.47	10,440.07	12,080.73
November	8,896.09	9,782.46	10,428.02	10,805.87	12,221.93
December	8,341.63	10,453.92	10,783.01	10,717.50	12,463.15

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this product supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to the ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM price-weighted index, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating Dow Jones Industrial AverageSM price-weighted index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM PRICE-WEIGHTED INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM PRICE-WEIGHTED INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM PRICE-WEIGHTED INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.